June 6, 2019

VIA EDGAR AND UPS

Mr. Peter McPhun
Staff Accountant
Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3010

Re:    Kite Realty Group Trust
Kite Realty Group, L.P.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 27, 2019
File No. 001-32268 and 333-202666-01
Form 10-Q for the quarterly period ended March 31, 2019
Filed May 7, 2019
File No. 001-32268 and 333-202666-01
Form 8-K filed May 6, 2019
File No. 001-32268

Dear Mr. McPhun and Ms. Monick:

This letter sets forth the responses of Kite Realty Group Trust (the “Company”) and Kite Realty Group, L.P. (the “Operating Partnership”) to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 23, 2019, to the Company and Operating Partnership’s Form 10-K for the fiscal year ended December 31, 2018, the Company and Operating Partnership’s Form 10-Q for the quarterly period ended March 31, 2019, and the Company’s Form 8-K filed on May 6, 2019. For your reference, we have set forth each of the Staff’s original comments in italics immediately preceding our response.

Form 10-K for the year ended December 31, 2018

Item 2. Properties, page 28

1. We note your disclosure of return on cost and projected ROI. Please tell us and revise future filings to disclose what these figures represent.

In response to the Staff’s comment, in future filings beginning with the Company’s and the Operating Partnership’s Form 10-Q for the quarter ended June 30, 2019, we will expand our disclosure to provide additional description of these items.

Return on cost for each of our development projects is an estimate of our share of the expected stabilized annual operating cash flows to be generated divided by our share of the estimated project costs, including construction, development, financing, and other soft costs, when applicable to the project.

ROI, or return on investment, for each of our redevelopment projects is an estimate of the expected incremental stabilized annual operating cash flows to be generated divided by the estimated project costs, including construction, development, financing, and other soft costs, when applicable to the project.

Each of these estimates is determined during the underwriting and approval process and is updated throughout the life of a project.

Consolidated Financial Statements
Note 6. Disposals of Operating Properties and Impairment Charges, page F-26

2. We note you calculated the fair value for certain real estate investments using the income approach as part of your impairment evaluation during 2018. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

The Company determined the fair value of impaired real estate either entirely or predominantly via the market approach by utilizing recent sales offers and brokers’ opinions of value without adjustment. The Company did not determine the fair value of any property through the use of a discounted cash flow model.

In certain instances, the Company utilized other inputs in order to corroborate or slightly reduce these brokers’ opinions of value. For example, in certain limited instances we considered in-place contractual cash flows from a particular lease and the likelihood of tenant renewal to assess whether a market participant would assign a discount to compensate for the risk of non-renewal. In such instances, the Company does not believe that the unobservable inputs, to the extent used, were significant to the overall valuation. Furthermore, when used, these inputs were specific to the underlying property or individual leases within the property and would not provide information broadly applicable to the remaining portfolio.

In future filings, to the extent there are applicable significant unobservable inputs used in the Company’s fair value measurement that materially impact our determination of fair value, the Company will disclose such significant unobservable inputs.

Form 10-Q for the quarterly period ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Earnings Before Interest, Tax, Depreciation, and Amortization, page 36

3. We note that your calculation of EBITDA on page 37 contains adjustments for items other than interest, taxes, depreciation, and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Reference is made to Question 103.01 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your future earnings release and future supplemental packages.

In response to the Staff’s comment, in future filings, earnings releases, and supplemental packages beginning with the quarter ended June 30, 2019, we will revise our disclosure to exclude any adjustments other than interest, taxes, depreciation, and amortization from the calculation of EBITDA. To the extent we disclose measures calculated differently than those described as EBIT or EBITDA in Exchange Act Release No. 47226, we will continue to distinguish such measures using different titles such as “Adjusted EBITDA.”

Form 8-K filed May 6, 2019

Exhibit 99.1
Guidance, page 2

4. We note you provided 2019 guidance ranges for FFO. In future earnings releases, please provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future earnings release to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to your future supplemental packages.

In response to the Staff’s comment, in future earnings releases and supplemental packages beginning with the quarter ended June 30, 2019, we will provide the reconciliations of guidance ranges for FFO to the most directly comparable GAAP measure, or to the extent relying on the “unreasonable efforts” exception, we will disclose that fact and identify the information that is unavailable and its probable significance, in each case as required by Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please contact me directly at (317) 577-5609 or hfear@kiterealty.com.

Very truly yours,

/s/ Heath R. Fear

Heath R. Fear
Executive Vice President, Chief Financial Officer